Exhibit 21.1

Subsidiaries of Double Hull Tankers, Inc.

Name	Jurisdiction

Ania Aframax Corporation	Marshall Islands
Ann Tanker Corporation	Marshall Islands
Cathy Tanker Corporation	Marshall Islands
Chris Tanker Corporation	Marshall Islands
London Tanker Corporation	Marshall Islands
Newcastle Tanker Corporation	Marshall Islands
Rebecca Tanker Corporation	Marshall Islands
Regal Unity Corporation	Marshall Islands
Sophie Tanker Corporation	Marshall Islands